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                           March 20, 2023

       Paul Badawi
       President and Chief Executive Officer
       Sight Sciences, Inc.
       4040 Campbell Avenue, Suite 100
       Menlo Park, CA 94025

                                                        Re: Sight Sciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 16,
2023
                                                            File No. 333-270629

       Dear Paul Badawi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Ryan Wilkins